Exhibit 99.6

Investor Relations	Media Relations

Monish Bahl	Lorretta Gasper
CDC Corporation	CDC Software
678-259-8510	678-259-8631
mbahl@cdcsoftware.com	lgasper@cdcsoftware.com

CDC Software and OnAsset Intelligence Partner to Bring Real-Time

Freight Intelligence to the Cloud

SHANGHAI, ATLANTA, DALLAS, Dec. 21, 2010 — CDC Software Corporation (NASDAQ: CDCS), a hybrid enterprise software provider of on-premise and cloud deployments, and OnAsset Intelligence Inc., a leading provider of machine-to-machine (M2M) wireless asset tracking, sensing, and control solutions, announced today that they have entered into an original equipment manufacturer (OEM) partnership where OnAsset is expected to utilize CDC Supply Chain technology to more easily mash-up real-time wireless monitoring and sensor data with data from enterprise systems to create greater visibility, security and business intelligence during the movement and transportation of high-value freight.

As part of the OEM partnership, CDC Supply Chain technology is expected to be integrated with OnAsset’s Vision Platform™, enabling customers with rapid development of new business processes to leverage data from remote wireless SENTRY™ devices and other enterprise systems. The Vision Platform together with SENTRY devices provides a managed service for real-time visibility of high-value freight during all modes of transportation including land, sea, and air travel. This application leverages business intelligence information from enterprise systems to help companies optimize their view of the supply chain, associate important information to mobile goods and assets, and achieve greater security during distribution.

“We believe that real-time asset management is a natural extension of running a smooth supply chain,” said Bruce Cameron, president of CDC Software. “We also believe that the combination of CDC’s technology with OnAsset’s products could offer companies worldwide with a compelling solution on the cloud to help mitigate the risks that occur during distribution between the warehouse and the final destination of products, as well as in-air visibility, which is truly a differentiator in the market.”

“Our managed service platform helps customers extend their global positioning system (GPS) and real-time freight security programs to further optimize their view of the supply chain by integrating new data feeds that incorporate specific business information unique to client operations,” says Adam Crossno, president and CEO of OnAsset. “We believe that working with CDC will provide our customers with interoperability to a broad supply chain application platform.”

Trends indicate that more and more enterprises are using technology to improve their risk management operations and to secure logistics as global security concerns increase over cargo in transit. Real-time freight and package tracking enables companies to provide higher quality- assurance of conditions throughout the transportation process including package integrity, chain of custody, and faster time to react when cargo is compromised or is in a possible theft scenario. The active markets in real-time freight monitoring and tracking include high-value pharmaceuticals and life sciences, consumer electronics and computing equipment, consumer packaged goods (CPG), and general high value manufacturing parts and heavy equipment.

About OnAsset

OnAsset Intelligence Inc. is a leading provider of wireless devices and software solutions focused on helping customers wirelessly locate, track, connect, and manage fixed and mobile assets in real-time. The company’s M2M products and services include SENTRY™ wireless hardware with its flagship product line FlightSafe™ for air cargo tracking and ContainerSafe™ for shipping container security, its web-based OnAsset Platform™ and global wireless connectivity services. The company is headquartered in Irving, Texas.

About CDC Software

CDC Software (NASDAQ: CDCS), The Customer-Driven Company™, is a hybrid enterprise software provider of on-premise and cloud deployments. Leveraging a service-oriented architecture (SOA), CDC Software offers multiple delivery options for their solutions including on-premise, hosted, cloud-based Software as a Service (SaaS) or blended-hybrid deployment offerings. CDC Software’s solutions include enterprise resource planning (ERP), manufacturing operations management, enterprise manufacturing intelligence, supply chain management (demand management, order management and warehouse and transportation management), global trade management, e-Commerce, human capital management, customer relationship management (CRM), complaint management and aged care solutions.

CDC Software’s recent acquisitions are part of its “integrate, innovate and grow” strategy. Fueling the success of this strategy is the company’s global scalable business and technology infrastructure featuring multiple complementary applications and services, domain expertise in vertical markets, cost effective product engineering centers in India and China, a highly collaborative and fast product development process utilizing Agile methodologies, and a worldwide network of direct sales and channel operations. This strategy has helped CDC Software deliver innovative and industry-specific solutions to approximately 10,000 customers worldwide within the manufacturing, distribution, transportation, retail, government, real estate, financial services, health care, and not-for-profit industries. For more information, please visit www.cdcsoftware.com .

Cautionary Note Regarding Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, including, but not limited to, statements relating to our beliefs and expectations regarding our partnership with OnAsset and any products or technologies that may be developed thereunder, our beliefs and expectations regarding any new versions of CDC Supply Chain or other technologies or products that may be developed under the partnership, our beliefs regarding the benefits and utility of any products or technologies that may be developed, our beliefs regarding the potential effects and benefits for users of our products, including our belief that these products will (i) mitigate certain risks that occur during the distribution of products, (ii) optimize supply chain visibility and (iii) improve risk management operations, and other statements that are not historical fact, the achievement of which involve risks, uncertainties and assumptions. These statements are based on management’s current expectations and are subject to risks and uncertainties and changes in circumstances. There are important factors that could cause actual results to differ materially from those anticipated in the forward looking statements contained herein including, among others: the continued ability of CDC Supply Chain solutions to address supply chain requirements; demand for and market acceptance of new and existing solutions; development of new functionalities, which would allow companies to compete more effectively, and changes in the type of information required to compete in the companies’ respective industries. Further information on risks or other factors that could cause results to differ is detailed in our filings or submissions with the United States Securities and Exchange Commission, including our Annual Report on Form 20-F for the year ended December 31, 2009, filed with the SEC on June 1, 2010, and those of our ultimate parent company, CDC Corporation, located at www.sec.gov. All forward-looking statements included in this press release are based upon information available to management as of the date of the press release, and you are cautioned not to place undue reliance on any forward looking statements, which speak only as of the date of this press release. The company assumes no obligation to update or alter the forward looking statements whether as a result of new information, future events or otherwise. Historical results are not indicative of future performance.